SIDLEY AUSTIN
SIDLEY

SIDLEY AUSTIN
LEVEL 39
TWO INT'L FINANCE CENTRE
8 FINANCE STREET
CENTRAL, HONG KONG
(852) 2509 7888
(852) 2509 3110 FAX

carrie.li@sidley.com
(852) 2509-7886

BEIJING | GENEVA | SAN FRANCISCO
BRUSSELS | HONG KONG | SHANGHAI
CHICAGO | LONDON | SINGAPORE
DALLAS | LOS ANGELES | TOKYO
NEW YORK | WASHINGTON, DC

FOUNDED 1866

SUPPL

Our Ref: 19160-10060

January 20, 2006

06010434

SEC MAIL PROCESSING
RECEIVED
JAN 23 2006
WASH, D.C. 185 SECTION

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
United States of America

Attn: 1934 Act Filing Desk

Dear Sir or Madam:

We represent Tingyi (Cayman Islands) Holding Corp. ("Tingyi"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Tingyi's exemption file number is 82-34910.

Enclosed please find an announcement which Tinyi is required to furnish to the Securities and Exchange Commission pursuant to this exemption. Should you have any questions about this matter, please do not hesitate to contact us.

Yours sincerely,

Carrie Jieyi Li

PROCESSED
JAN 25 2006
THOMSON
FINANCIAL

Partners | Balbir Bindra, Constance Choy, Eric Ho, Gloria Lam, Huanting Timothy Li
Consultants | Charles W. Allen, Ada Leung, Arun Nigam
Registered Foreign Lawyers | William O. Fifield (Texas)*, Dohyong Kim (New York)*, G. Matthew Sheridan (New York)*, Effie Vasilopoulos (Australia)*, Ben B. Hur (Korea)*, Jason T. Kuo (New York)*, Ming-Yung Lam (PRC)*

* Partners of Sidley Austin LLP
* Foreign Legal Consultants

HK1 337960v.1

File No.: 82-34910

康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 322)

BOARD MEETING TO BE HELD ON 24 JANUARY 2006 TO CONSIDER THE DECLARATION AND DISTRIBUTION OF A SPECIAL DIVIDEND

A meeting of the Board of the Company will be held on 24 January 2006 to consider, among others, the declaration and distribution of a special dividend.

The special dividend may or may not be declared. Shareholders and potential shareholders of the Company are reminded to exercise caution when dealing in the securities of the Company.

The board of directors (the "**Board**") of Tingyi (Cayman Islands) Holding Corp. (the "**Company**") will hold a meeting on 24 January 2006 to consider, among others, the declaration and distribution of a special dividend for the nine months ended 30 September 2005 taking into consideration the performance of the Company and its subsidiaries during the same period. The particulars of the proposed special dividend will be decided at the Board meeting.

Further announcement in respect of the payment of the special dividend will be made by the Company as and when necessary.

The special dividend may or may not be declared. Shareholders and potential shareholders of the Company are reminded to exercise caution when dealing in the securities of the Company.

By Order of the Board
Wei Ing-Chou
Chairman

Hong Kong, 17 January 2006

Website: http://www.masterkong.com.cn
http://www.irasia.com/listco/hk/tingyi

* *For identification purposes only*

As at the date of this announcement, Mr. Wei Ing-Chou, Mr. Takeshi Ida, Mr. Ryo Yoshizawa, Mr. Wei Ying-Chiao, Mr. Wu Chung-Yi and Mr. Jun-Ichiro Ida are Executive Directors of the Company. Mr. Tomoyuki Nakayama, Mr. Hsu Shin-Chun and Mr. Lee Tiong-Hock are Independent Non-Executive Directors of the Company.